

Mail Stop 3720

May 29, 2009

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
900 36th Avenue NW, Suite 105
Norma, OK 73072

> **Re: Alliance Healthcard, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed December 29, 2008**
> **Form 10-Q for Fiscal Quarters Ended**
>   **December 31, 2008 and March 31, 2009**
> **Form 8-K filed April 6, 2009**
> **File No. 000-30099**

Dear Ms. McKeown:

We have reviewed your supplemental response letter filed on May 7, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 1. Business, page 3

1. We note from your responses to comments one and eleven from our letter dated March 26, 2009 that you intend to file your agreement with Rent-A-Center with your amended Form 10-K. Please disclose here or in your management's discussion and analysis the material terms of the agreement, including the term

and termination provisions. Discuss how you generate revenues under the agreement.

Item 9.A Controls and Procedures, page 39

Evaluation of Disclosure Controls and Procedures

2. We have considered your response to comment eight from our letter dated March 26, 2009 and your proposed disclosure for the amendment to your Form 10-K contained in Exhibit C to your response letter dated May 7, 2009. We disagree with your analysis. Your Form 10-K did not include your assessment of internal control over financial reporting as required by Item 308T of Regulation S-K, and you still have not completed the required assessment or provided the required disclosure. The definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Your failure to file your management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act reporting. The omission of a material disclosure on a timely basis is a strong indicator that disclosure control and procedures are ineffective. On the other hand, the absence of fraud is not an appropriate factor on which to base your conclusion that your disclosure controls and procedures were effective in these circumstances. In light of these facts, it appears that you should amend the Form 10-K to disclose that your disclosure controls and procedures were not effective as of the end of the fiscal year and explain why.

3. Please explain your reference to the improper accounting for the reverse merger with BMS in your Form 10-K and why this disclosure has been removed from your proposed disclosure in Exhibit C to your response letter dated May 7, 2009.

Management's Annual Report on Internal Control Over Financial Reporting

4. We note that management has not completed its assessment of internal control over financial reporting as of September 30, 2008. We ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

   In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf; and

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

5. We note your response to comment nine from our letter dated March 26, 2009 as well as your proposed disclosure in Exhibit C to your response letter dated May 7, 2009. In light of the material weakness identified by your auditors, describe in detail why management did not conclude that there was a material weakness in your internal control over financial reporting. Please note that the absence of fraud is not an appropriate factor on which to base your conclusion that there is no material weakness in your internal control over financial reporting. Please also revise your proposed disclosure to indicate what steps the company is taking to remediate the material deficiency and when the company anticipates such deficiency will be corrected.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 4 and Item 4T. Controls and Procedures, page 13

6. We note that your chief executive officer and chief financial officer have not yet completed their assessment of internal control over financial reporting. As noted above, the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please explain how management could conclude that your disclosure controls and procedures were effective as of December 31, 2008 in light of the company's ongoing inability to process the information necessary to complete the assessment of internal control over financial reporting that was required to be included in the Company's Form 10-K for the fiscal year ended September 30, 2008. Alternatively, please amend your Form 10-Q to disclose that your disclosure controls and procedures were not effective as of December 31, 2008 and explain why.

7. We note your statement that your chief executive officer and chief financial officer conducted an evaluation of the effectiveness of your internal control over financial reporting, even though they were unable to issue the report on its effectiveness. We further note your statement that "no significant deficiencies or material weaknesses were discovered" when the officers conducted their evaluation. However you also state in this section that your failure to complete an assessment of internal control over financial reporting "has been determined to be a material weakness in our internal controls."   Please amend your Form 10-Q to clarify these inconsistencies and to clearly state that there is a material weakness in your internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis…, page 11

8. We note your response to comment two from our letter dated March 26, 2009 as well as the management's discussion and analysis in your Form 10-Q filed May 15, 2009. Please revise your management's discussion and analysis to provide further disclosure regarding the material changes in your results of operations. For example, we note the statement on page 12 indicating that you expect your point-of-sale plan revenue to decline as a percentage of total revenues as you diversify your revenue sources. Please indicate how the company intends to diversify its revenue sources. We also note that your commission expense attributable to point-of-sale plan contracts decreased in the three months ended March 31, 2009. Since you state on page 14 that revenues associated with such contracts increased, please explain how the commission expense (which is based on a percent of revenue) decreased. These are just examples.

9. We note your response to comment three from our letter dated March 26, 2009 as well as the disclosure in your Form 10-Q filed May 15, 2009. As we previously requested, please revise your Overview section to discuss how your revenues from your point-of-sale, retail and wholesale plans are generated from membership fees and the extent to which your membership fees are monthly or annual.

Item 4 and Item 4T. Controls and Procedures, page 17

Evaluation of Disclosure Controls and Procedures, page 17

10. We note that your disclosure in this section refers to the period ended September 30, 2008. Please amend your Form 10-Q to refer to management's evaluation of the effectiveness of your disclosure controls and procedures as of the end of the

period covered by this report (the fiscal quarter ended March 31, 2009).

11. We note that your chief executive officer and chief financial officer have not yet completed their assessment of internal control over financial reporting. We also note your statement that you "underestimated the extent of human resources required to complete the documentation and testing." As noted above, the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please explain how management could conclude that your disclosure controls and procedures were effective as of March 31, 2009 in light of the company's ongoing inadequate human resources and inability to process the information necessary to complete the assessment of internal control over financial reporting that was required to be included in the company's Form 10-K for the fiscal year ended September 30, 2008. Alternatively, please amend your Form 10-Q to disclose that your disclosure controls and procedures were not effective as of March 31, 2009 and explain why.

Management's Annual Report on Internal Control Over Financial Reporting, page 17

12. The fifth paragraph in this section states that you have not discovered any significant deficiencies or material weaknesses in your internal control over financial reporting. However, the next sentence of that paragraph indicates that the "material weakness continued." Please amend your Form 10-Q to remove this inconsistent statement and to clearly reflect the existence of the material weakness reported by your auditors. Please also revise your disclosure to indicate what steps the company is taking to remediate the material weakness as well as when the company anticipates such weakness will be corrected.

Notes to Consolidated Financial Statements, page 6

8. Claims Liability, page 10

13. We note that you revised the claims liability disclosure. We still believe this disclosure may be confusing for investors to understand how these claims arise. Please revise further, simplifying it to say, if true, that you have an obligation for claims incurred but not reported and that these claims arise from the involuntary unemployment waiver offered in certain membership programs in the rental purchase industry.

Form 8-K Filed April 6, 2009

14. We note the transaction you disclose was completed on April 1, 2009. Updated financial statements of the acquired company and pro forma financial information are required in this Form or in an amended Form 8-K to be filed no later than 71 calendar days after the date that the initial report was to be filed, pursuant to Item 9.01 of Form 8-K and Regulation S-X 8-04 and 8-05. If the financial statements and pro forma financial information are not included in the initial report, you should state when the required information will be filed. Please amend this Form 8-K to include the date such information will be provided and note the 71 calendar day requirement began on April 6, 2009.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350.

Sincerely

/s Robert Littlepage, for
Larry Spirgel
Assistant Director